SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No.3)(1)

                           SANTA FE GAMING CORPORATION
                                (Name of Issuer)

                    EXCHANGEABLE REDEEMABLE PREFERRED STOCK,
                          $2.14 LIQUIDATION PREFERENCE
                         (Title of Class of Securities)

                                    801904202
                                 (CUSIP Number)

                                         Copy to:
Mr. David H. Lesser                      Michael Connolly, Esq.
Hudson Bay Partners, L.P.                Morrison Cohen Singer & Weinstein, LLP
237 Park Avenue, Suite 900               750 Lexington Avenue
New York, New York 10017                 New York, New York 10022
Telephone (212) 692-3622                 Telephone (212) 735-8600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 10, 1999
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              - Page 1 of 8 Pages -

                                                           - Page 2 of 8 Pages -

CUSIP
No.   801904202                     13D
--------------------------------------------------------------------------------
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                Hudson Bay Partners, L.P.

--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*                            WC, PF


--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                           Delaware

--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                   2,755,400**                             31.11%
       Shares         ----------------------------------------------------------
    Beneficially      8       Shared Voting Power
      Owned By                    2,755,400**                             31.11%
        Each          ----------------------------------------------------------
      Reporting       9       Sole Dispositive Power
       Person                     2,755,400**                             31.11%
        With          ----------------------------------------------------------
                      10      Shared Dispositive Power
                                  2,755,400**                             31.11%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                   2,755,400

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                          31.11%

--------------------------------------------------------------------------------
14       Type of Reporting Person*                                           PN


--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Mr. Lesser is President, sole director and sole shareholder of Hudson Bay Partners, Inc., general partner of Hudson Bay Partners, L.P. ("Hudson Bay"), and, as a result of such affiliation, may be deemed to have shared voting and dispositive power over the 2,755,400 Shares owned by Hudson Bay; however, Mr. Lesser expressly disclaims beneficial ownership of any Shares not directly owned by him.

                                                           - Page 3 of 8 Pages -

CUSIP
No.   801904202                         13D
--------------------------------------------------------------------------------
 1       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (Entities Only)

                              David H. Lesser IRA - Rollover IRA
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*             (a)   |X|
                                                                       (b)   |_|

--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*             PF


--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States


--------------------------------------------------------------------------------
                      7       Sole Voting Power
     Number of                     32,000                                   0.4%
       Shares         ----------------------------------------------------------
    Beneficially      8       Shared Voting Power
      Owned By                     2,755,400**                            31.11%
        Each          ----------------------------------------------------------
      Reporting       9       Sole Dispositive Power
       Person                      32,000                                   0.4%
        With          ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   2,755,400**                            31.11%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                  2,787,400**

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                          31.47%

--------------------------------------------------------------------------------
14       Type of Reporting Person*                                          IN


--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Mr. Lesser is President, sole director and sole shareholder of Hudson Bay Partners, Inc., general partner of Hudson Bay Partners, L.P. ("Hudson Bay"), and, as a result of such affiliation, may be deemed to have shared voting and dispositive power over the 2,755,400 Shares owned by Hudson Bay; however, Mr. Lesser expressly disclaims beneficial ownership of any Shares not directly owned by him.

                                                           - Page 4 of 8 Pages -

     This statement,  dated March 16, 1999,  constitutes  Amendment No. 3 to the
Schedule 13D, dated January 25, 1999 (the "Schedule 13D"), regarding the Filing Persons' ownership of certain securities of Santa Fe Gaming Corporation, a Nevada corporation (the "Issuer").(2) All capitalized terms used herein and otherwise undefined shall have the meanings ascribed thereto in the Schedule 13D.

     This Amendment No. 3 to Schedule 13D is filed in accordance with Rule 13d-2 of the Securities and Exchange Act of 1934, as amended, by the Filing Persons. It shall include only information which has materially changed since the filing of the Schedule 13D.

ITEM 4. Purpose of Transaction.

     The Filing Persons acquired the Shares described at Item 5(c) below for investment purposes. Reference is hereby made to the additional information set forth in Item 4 of the Schedule 13D, which information has not materially changed since the filing of the Schedule 13D except as set forth below. Since the date of filing of the Schedule 13D, the Filing Persons have continued to pursue various alternative courses of actions in respect of their respective equity ownership in the Issuer, including actions that may result in an extraordinary corporate transaction involving the Issuer, changes in the board of directors of the Issuer and changes in the management of the Issuer. In particular, as holders of the Shares having the right to elect two additional directors to the board of directors of the Issuer, the Filing Persons have proposed a slate of four nominees for election to the board of directors of the Issuer and proposed one nominee included in a slate of nominees for election to the board of directors of the Issuer by the Hotel Employees & Restaurant Employees International Union.

     On February 4, 1999, the Issuer moved to dismiss the involuntary bankruptcy proceeding referred to in the Schedule 13D.

ITEM 5. Interests in Securities of the Issuer.

     (a)-(b) As of the date of this filing, Hudson Bay is the record and beneficial owner of 2,755,400 Shares of the Issuer, constituting approximately 31.11% of the outstanding Shares of the Issuer. Through David H. Lesser IRA - Rollover IRA, Mr. Lesser is the record and beneficial owner of 32,000 Shares of the Issuer, constituting approximately 0.4% of the outstanding Shares of the Issuer, and as a result of his affiliation with the General Partner he may also be deemed to beneficially own the 2,755,400 Shares owned by Hudson Bay; Mr. Lesser expressly disclaims beneficial ownership of any Shares not directly owned by him. Mr. Lesser has sole voting and dispositive power with respect to the 32,000 Shares owned of record individually by him; he may be deemed to share with Hudson Bay voting and dispositive power over the 2,755,400 Shares owned by Hudson Bay. The General Partner owns no Shares, except indirectly as general partner of Hudson

--------
(2) The Shares to which this Schedule relates are non-voting securities; however, the Certificate of Designation relating to the Shares provides that the holders of the Shares voting as a class have the right to elect two additional directors to the board of directors of the Issuer for so long as dividends in an amount equal to dividend payments for four dividend periods remain accrued and unpaid (a "Dividend Payment Default"). The Filing Persons were notified of the occurrence of a Dividend Payment Default on January 15, 1999.

                                                           - Page 5 of 8 Pages -

Bay. In addition to the Shares, Hudson Bay is the record and beneficial owner of 53,600 shares of common stock, par value $.01 per share, of the Issuer, representing 0.9% of the issued and outstanding shares.

     (c) The following is a description of all transactions in Shares of the Issuer by the Filing Persons effected during the past sixty (60) days:

                                              Date of               Number of Shares            Purchase or Sale
         Name of Shareholder              Purchase or Sale         Purchased or (Sold)           Price per Share
         -------------------              ----------------         -------------------           ---------------
               Hudson Bay                     01/19/99                    31,200                       0.20750
                                              01/20/99                     6,000                       0.20750
                                              01/21/99                       100                       0.20750
                                              01/25/99                    12,600                       0.20750
                                              01/29/99                   150,000                       0.27000
                                              02/10/99                    31,600                       0.27000
                                              02/23/99                     2,800                       0.27000
                                              02/25/99                     1,200                       0.27000
                                              03/01/99                   160,000                       0.33250
                                              03/02/99                     5,900                       0.32300
                                              03/03/99                     4,100                       0.33100
                                              03/04/99                     2,500                       0.31650
                                              03/09/99                    20,000                        0.4385
                                              03/10/99                   170,400                        0.6349
                                              03/11/99                    99,500                        0.6095
                                              03/12/99                    54,600                        0.6867
                                              03/15/99                    32,900                        0.6793
                                              03/16/99                    35,800                        0.7075

     All of the Shares of the Issuer were purchased in open market purchases.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 7. Materials to be Filed as Exhibits

     Exhibit A. Agreement of Joint Filing between Hudson Bay Partners, L.P., and David H. Lesser, dated March 16, 1999.

                                                           - Page 6 of 8 Pages -


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

Dated: March 16, 1999

                                            HUDSON BAY PARTNERS, L.P.

                                            By:    Hudson Bay Partners, Inc.
                                                   General Partner

                                                   By: /s/ David H. Lesser
                                                       -------------------------
                                                       David H. Lesser
                                                       President



                                            By:     /s/ David H. Lesser
                                                   -----------------------------
                                                   David H. Lesser, individually



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                           - Page 7 of 8 Pages -

                                  EXHIBIT INDEX


                                                                   Sequential
Exhibit           Description                                      Page Number
-------           -----------                                      -----------
   A              Agreement  of Joint  Filing  between
                  Hudson Bay Partners,  L.P. and David
                  H. Lesser, dated March 16, 1999.

                                                           - Page 8 of 8 Pages -


                            AGREEMENT OF JOINT FILING

     Hudson Bay Partners, L.P. and David H. Lesser hereby agree that the Statement on Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated: March 16, 1999

                                              HUDSON BAY PARTNERS, L.P.

                                              By:  Hudson Bay Partners, Inc.
                                                   General Partner

                                                   By:  /s/ David H. Lesser
                                                        ------------------------
                                                        David H. Lesser
                                                        President



                                              By:   /s/ David H. Lesser
                                                   -----------------------------
                                                   David H. Lesser, individually